FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

July 19, 2004

#04-013

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT AND STRONGBOW ANNOUNCE

2004 MELVILLE DIAMOND EXPLORATION PROGRAM

NDT Ventures Ltd. (TSX-V:NDE and OTCBB:NDTVF) and partner Strongbow Exploration Inc. (TSX-V:SBW) have completed plans for a $300,000 exploration program this year on the companies’ Fury, Sarcpa and Gem Properties on the Melville Peninsula, Nunavut.

The properties cover approximately 1,048,500 acres (4,243 square km) of prospective ground situated within 60 km of the diamondiferous AV-1 and AV-2 kimberlites now being explored by Stornoway Diamond Corporation. NDT and Strongbow are earning a collective 60% interest (30% each) in the Fury, Sarcpa and Gem Properties from Stornoway and BHP Billiton.

In 2003, NDT and Strongbow completed a 15,000 km fixed wing aeromagnetic survey over the Fury permits and collected a total of 245 heavy mineral samples from Fury, Sarcpa and Gem. Interpretation and analysis of the magnetic data has resulted in the identification of 95 anomalous responses. Five anomalous heavy mineral samples from Fury have returned kimberlitic pyrope garnet grains and a sample from Gem returned several mineral grains of probable kimberlitic affinity.

Exploration plans for 2004 include ground follow-up and prospecting selected high priority geophysical targets on the Fury property and the collection of approximately 140 heavy mineral samples to confirm and follow up anomalous sample results on both Fury and the Gem property. No further exploration is planned for Sarcpa, however the property is located in a strategic area and exploration expenditures incurred to date are sufficient to hold the permits for several years. The 2004 field program is under the supervision of Robin Hopkins, P.Geol., a Qualified Person under NI 43-101.

Exploration in the Melville Diamond District of Canada’s Eastern Arctic will be very active this season, with industry leaders such as De Beers, BHP and Stornoway expending significant exploration funds in an attempt to make additional diamondiferous kimberlite discoveries.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________________

Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Form 51-102F3

Material Change Report

Item 1.    Name and Address of Company

NDT Ventures Ltd. (“NDT”)

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2:    Date of Material Change

The material change occurred on or about July 19, 2004.

Item 3:    News Release

News Release #04-13 dated July 19, 2004 was released in Vancouver, B.C., and disseminated by Stockwatch and Market News, filed with SEDAR, posted on NDT’s website at www.northair.com/ndt/, and distributed to NDT’s internal data base of interested persons via e-mail or fax (as per each individual’s request).

Item 4.    Summary of Material Change

NDT and partner Strongbow Exploration Inc. announced that they have completed plans for a $300,000 exploration program this year on the companies’ Fury, Sarcpa and Gem Properties on the Melville Peninsula, Nunavut.

Item 5.    Full Description of Material Change

NDT and partner Strongbow Exploration Inc. announced that they have completed plans for a $300,000 exploration program this year on the companies’ Fury, Sarcpa and Gem Properties on the Melville Peninsula, Nunavut.

The properties cover approximately 1,048,500 acres (4,243 square km) of prospective ground situated within 60 km of the diamondiferous AV-1 and AV-2 kimberlites now being explored by Stornoway Diamond Corporation. NDT and Strongbow are earning a collective 60% interest (30% each) in the Fury, Sarcpa and Gem Properties from Stornoway and BHP Billiton.

In 2003, NDT and Strongbow completed a 15,000 km fixed wing aeromagnetic survey over the Fury permits and collected a total of 245 heavy mineral samples from Fury, Sarcpa and Gem. Interpretation and analysis of the magnetic data has resulted in the identification of 95 anomalous responses. Five anomalous heavy mineral samples from Fury have returned kimberlitic pyrope garnet grains and a sample from Gem returned several mineral grains of probable kimberlitic affinity.

Exploration plans for 2004 include ground follow-up and prospecting selected high priority geophysical targets on the Fury property and the collection of approximately 140 heavy mineral samples to confirm and follow up anomalous sample results on both Fury and the Gem property. No further exploration is planned for Sarcpa, however the property is located in a strategic area and exploration expenditures incurred to date are sufficient to hold the permits for several years. The 2004 field program is under the supervision of Robin Hopkins, P.Geol., a Qualified Person under NI 43-101.

Exploration in the Melville Diamond District of Canada’s Eastern Arctic will be very active this season, with industry leaders such as De Beers, BHP and Stornoway expending significant exploration funds in an attempt to make additional diamondiferous kimberlite discoveries.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

Not applicable.

Item 8.    Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9.    Date of Report

Dated at Vancouver, British Columbia, this 22nd day of July 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: July 19, 2004